GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

FOR FIVE MONTHS ENDED DECEMBER 31, 2005

MARCH 31, 2006

GAMMON LAKE RESOURCES INC.
(the "Corporation")

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1: CORPORATE STRUCTURE				1

1.1	Name, Address and Incorporation			1
1.2	Inter-corporate Relationships			1

ITEM 2: GENERAL DEVELOPMENTS OF THE BUSINESS				1

2.1	Three Year History			1
2.2	Significant Acquisitions			2

ITEM 3: DESCRIPTION OF THE BUSINESS				2

3.1	General			2
	3.1.1	The Ocampo Project		3
	3.1.2	Summary of the KCA Technical Report		4
		Table 1-1A:	Key Economic Parameters of the Ocampo Project	5
		Table1-1B:	Gold and Silver Production from the Ocampo Project	5
		Table 1-2:	Ocampo Project Underground Resource Estimate	6
		Table 1-3:	Ocampo Project Underground Resource Estimate	6
		Table 1-4:	Ocampo Project Open Pit Resource Estimate (0.3 g/t Cutoff)	6
		Table 1-5:	Ultimate Pit Reserve Summary	7
		Table 1-6:	Proven and Probable Reserves by Level
			(Northeast Ocampo Underground Reserve)	7
		Table 1-7:	Summary of proven and Probable Reserves	7
		Table 1-8:	Key Financial Indicators for the Ocampo Mining
			and Processing Operations	8
	3.1.3	Summary of the Mintec Report		9
		Table 1.1:	Ocampo District Mineral Resources Summary	9
		Table 1.2:	PGR Open Pit Area Reserves	10
		Table 1.3:	PGR Open Pit Area Incremental Resources	10
		Table 1.4:	Northeast Area Proven and Probable Reserves	10
		Table 1.5:	Ocampo Proven and Probable Reserves	11
3.2	Project Description and Location			11
3.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography			12
3.4	History			12
3.5	Geologic Settings, Deposit Types and Mineralization			12
3.6	Exploration and Drilling			12
3.7	Sampling and Analysis, Data Verification			12
3.8	Mineral Resource and Mineral Reserve Estimates			12
3.9	Development and Mining Operations			13
3.10	Property Agreements, Payments, Royalties and Other Encumbrances			14
3.11	Investment in Mexgold Resources Inc.			15

3.12	Risk Factors	17
	3.12.1 No History of Profitability	17
	3.12.2 Exploration and Development Stage Corporation	17
	3.12.3 Foreign Operations	17
	3.12.4 Government Regulations	17
	3.12.5 Market Fluctuation and Commercial Quantities	18
	3.12.6 Mining Risks and Insurance	18
	3.12.7 Environment Protection	18
	3.12.8 Capital Investment	18
	3.12.9 Conflicts of Interest	19
	3.12.10 Dependence on Key Personnel	19
	3.12.11 Lack of Active Market	19
	3.12.12 Currency	19
	3.12.13 Dividends	20
	3.12.14 Competition	20
	3.12.15 Possible PFIC Status	20

ITEM 4: DIVIDENDS		20

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE		21

5.1	General	21
5.2	Common Shares	21
5.3	Class A and Class B Preferred Shares	21

ITEM 6: MARKET FOR SECURITIES		21

6.1	Trading Price and Volume	21
6.2	Prior Sales	22

ITEM 7: ESCROWED SECURITIES		22

ITEM 8: DIRECTORS AND OFFICERS		22

ITEM 9: LEGAL PROCEEDINGS		24

ITEM 10: INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS		24

ITEM 11: TRANSFER AGENT AND REGISTRAR		25

ITEM 12: MATERIAL CONTRACTS		25

ITEM 13: INTERESTS OF EXPERTS		25

ITEM 14: AUDIT COMMITTEE INFORMATION		25
	Overview	25
	The Audit Committee's Charter	26
	Composition of the Audit Committee	26
	Audit Committee Oversight	27
	Reliance on Certain Exemptions	27
	Pre-Approval Policies and Procedures	27
	External Auditor Service Fees (By Category)	27

ITEM 15: ADDITIONAL INFORMATION	28

SCHEDULE "A" - AUDIT COMMITTEE CHARTER	A1-A5

FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation's loan facility and dependence on key employees. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ANNUAL INFORMATION FORM

For the five months ended December 31, 2005
Containing information as at March 31, 2006

ITEM 1: CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

Gammon Lake Resources Inc. (the "Corporation") has a head office located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5. The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name "Golden Rock Explorations Inc." By Articles of Amendment dated April 17, 1998, the Corporation changed its name to its current form of name, "Gammon Lake Resources Inc.", and consolidated its common shares on a 15:1 basis.

1.2 Inter-corporate Relationships

The table below provides details with respect to the Corporation's direct and indirect wholly-owned subsidiaries.

Name of Subsidiary (1)	Percentage of	Jurisdiction of	Nature of Business
	Securities Owned	Incorporation or
Organization
Gammon Lake Resources	100% (direct)	Barbados	Holding corporation for
(Barbados) Inc. (2)			Gammon Lake Mexico
Gammon Lake de Mexico S.A. de	100% (indirect)	Mexico	Operating corporation for
C.V. (3)			the Corporation's Mexican
properties
Gammon Lake (USA) Inc. (4)	100% (direct)	Arizona	Operating corporation for
United States office
administrative matters.

Notes:

(1) All of the subsidiaries are sometimes referred to collectively in this document as the "Corporation".
(2) Referred to in this document as "Gammon Lake Barbados".
(3) Referred to in this document as "Gammon Lake Mexico".
(4) Referred to in this document as "Gammon Lake USA".

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Three Year History

During the past three years, the Corporation has focused on the exploration and development of its mineral interests (comprising a total of 44 mining concessions encompassing approximately 3,500 hectares) in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as the "Ocampo Project"). In February 2005, the Corporation assembled a mine development and operations team to place the Ocampo Project into production. On February 1, 2006, the Corporation poured its first dore bars from the Ocampo Project. In the first year of production the Ocampo open pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including from underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver). The Ocampo Project is described in this document under Item 3: Description of the Business.

In December 2002 and February 2004 the Corporation made strategic investments in Mexgold Resources Inc., as described under "Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.2.Investment in Mexgold Resources Inc.". In February 2006 the Corporation exercised 2,950 warrants to acquire further Mexgold common shares for an aggregate exercise price of $7,375,000. The Company's new position of 13,850,000 shares of Mexgold carries a market value of approximately $99.9-million, versus Gammon Lake's total investment cost of $19,675,000. The Corporation's investment in Mexgold is described in this document under Item 3: Description of the Business.

During 2005, the Corporation changed its year end from July 31 to December 31. See Management's Discussion and Analysis.

On October 14, 2005, the Company secured a credit facility with Scotia Capital Inc. The facility is secured and consists of a two-year revolving facility of U.S. $40,000,000, and a three year revolving facility of U.S. $20,000,000. Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. See Note 6 to the Corporation's audited annual financial statements for the year ended December 31, 2004. In order to preserve the Corporation's corporate budget for production start-up at the Ocampo Mine and fund the Mexgold warrant exercise, this credit facility was increased to U.S. $67.5 million during the first quarter of 2006.

In the last three years the Corporation completed the following equity financings:

  $110.0 million (January 2005);

  $21.67 million (February 2004);

  $17.25 million (August 2003);

  $15.00 million (November 2003)

2.2 Significant Acquisitions

The Corporation has not completed any significant acquisitions during the five months ended December 31, 2005. The Corporation's primary focus at this time is on the exploration and development of the Ocampo Project.

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1 General

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery (approximately 75% of fabrication use). Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions. In addition, the world's Central Banks are maintaining gold reserves, partly to back their respective currencies.

Sale and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Corporation will not be dependent upon the sale of gold to any one customer when it commences gold production.

Employees

As at December 31, 2005, the Corporation had approximately 20 full time employees.

Cycles

As a development stage corporation and an emerging producer of gold and silver, the Corporation will be subject to the cyclical nature of gold, silver and the metals markets generally.

3.1.1 The Ocampo Project

Mr. Jim McGlasson, P.Geo., Chief Geologist of the Corporation, is the qualified person responsible for all technical data reported herein.

The Corporation is a mineral exploration and development company engaged in the exploration for and development of gold and silver deposits on its project (the "Ocampo Project") located in the Municipality of Ocampo, State of Chihuahua, Mexico.

Kappes, Cassiday & Associates, Consulting Engineers ("KCA") prepared a bankable feasibility study on the Ocampo Project. The bankable feasibility study is dated November 29, 2004 and entitled "Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach - Bankable Feasibility Study" (the "KCA Report"). The executive summary of the KCA Report is reproduced below. The full text of the KCA Report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

In February 2005, the Corporation assembled a mine development and operations team to place the Ocampo Project into production, with KCA appointed for mill and heap leach construction and commissioning. Ground breaking for the construction of the open-pit mines and two surface processing facilities began in early March 2005, with all underground and open-pit mining equipment procured. The mill facilities for processing the underground ore are now under construction. The refinery portion of the mill has been completed and construction of the remaining mill components is proceeding as per the construction schedule set out in the KCA Report.

In December 2005, the Corporation announced the completion of an updated resource / reserve determination for the Ocampo which was prepared by Mintec, inc. ("Mintec") of Tucson, Arizona. Based on revised mineralized ore zones/veins using the additional information from new drilling and trenching by the Corporation, the revised estimate calculated proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represents an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed for the KCA Report. prepared a written report entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources & Reserves Technical Report - January 2006" (the "Mintec Report"). The summary from the Mintec Report is reproduced below. The full text of the Mintec Report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

On February 1, 2006, the Corporation poured its first dore bars from the Ocampo Project. In the first year of production the Ocampo open pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including from underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver).

In February 2006 the Corporation announced it had that it had been awarded, through government lottery, an additional 6,000-hectares surrounding Ocampo. The consolidation of this new mineral concession with Gammon Lake's existing land holdings (44 concessions covering more than 3,500 hectares) has resulted in the Corporation holding 100% control of approximately 10,000 hectares.

3.1.2 Summary of the KCA Technical Report

The following executive summary is reproduced from the KCA Report.

KAPPES, CASSIDAY AND ASSOCIATES

29 November 2004

GAMMON LAKE RESOURCES INC.
OCAMPO GOLD/SILVER PROJECT

FEASIBILITY STUDY EXECUTIVE SUMMARY

This report presents an analysis of capital and operating costs, and financial performance, for the Ocampo, Chihuahua, gold/silver project of Gammon Lake Resources, Inc. The project will consist of an underground mine with a 1,500 tonne/day agitated cyanide leach plant, and an open pit mine with an 13,000 tonne/day heap leach. Gold accounts for about 60% of the recovered value, and silver accounts for the balance. Project life is seven years based on existing reserves, but development of known resources is expected to significantly extend the life.

This report was prepared for Gammon Lake by Kappes, Cassiday & Associates, but several significant sections of the report were prepared by other independent consultants who are listed in section 2. The economic conclusions of this feasibility study are presented in tables 1-1A and 1-1B.

Ocampo is an historic mining district, with recorded production in the late 1800's of over 3,000,000 ounces of gold and 60,000,000 ounces silver. Gammon Lake has consolidated the entire district, and has identified substantial undrilled exploration targets similar to the ones for which ore reserves are presently known.

TABLE 1-1A. Key Economic Parameters of the Ocampo Project

Table 1-1B. Gold and Silver Production from the Ocampo Project

(1) Total pre-production Capex is $104 million. Capex for the operating units does not include other costs such as Administration Building, Camp and Mess Hall, Laboratory, Warehouse, Mobile Equipment, Fencing, Potable Water Distribution, Sewage Disposal, Power Supply and Distribution, Site Preparation, Water Supply and Working Capital. Year zero underground development, needed to develop the mine prior to production, is a continuation of existing activities; these operating costs are not included within the feasibility study budget. (2) Opex for the operating units does not include other costs such as General and Administration, Geology and Engineering, Costs of Bullion Sales, Camp and fuel tax. (3) Years 1 to 5; year 6 is end of underground mine life and the mill does not operate the full year. (4) Years 1 to 6; year 7 is end of open pit mine life and the mine production is reduced. (5) Diluted mine production grades.

The mineral deposits consist of quartz veins typically two and a half to three meters wide in the underground areas, and 25 meters wide (but at lesser grade) in the open pit areas. Veins typically dip at about 60-70 degrees. Ore occurs at the surface and in the deepest holes drilled so far, covering a vertical extent of over 800 meters. The Mineral Resource used in this study was developed in the recently completed Mineral Resource Estimate Technical Report (Appendix XIX) prepared by Mintec of Tucson Arizona for Gammon Lake, as presented in Tables 1-2, 1-3 and 1-4.

TABLE 1-2 Ocampo Project Underground Resource Estimate

TABLE 1-3 Ocampo Project Open Pit Resource Estimate (0.3 g/t Cutoff)

TABLE 1-4 Ocampo Project Open Pit Resource Estimate (1.0 g/t Cutoff)

(1) Determination based on USD $400 per ounce gold and USD $6.50 per ounce silver for a ratio of 61.54 to 1.

The mineral reserves cited in tables 1-2 through 1-4 have been converted into mineral reserves. John Thornton of Mintec, Inc., Independent Qualified Person with regard to the ore resources and reserves, has performed this analysis in regard to the open pit ores, and his results are presented in sections 8-1 through 8-9. Table 1-5 below is a duplicate of table 8-12 in the body of this study.

Table 1-5 Ultimate Pit Reserve Summary

In regard to the underground ores, AST Mining Canada developed a mining plan, including analysis of stope dilution and ore losses, using Mine 2-4D software, which is an industry-accepted program for such calculations. Their analysis, based on John Thornton's resource block model, is presented in sections 8-10 and 8-11. Tables 1-6 is a duplicate of AST's table 8-16. Dan Kappes qualified person for this study, reviewed the methodology and the level of detail which AST applied to their analysis, and he is comfortable with their conclusion that the resource has now been converted to a reserve.

Table 1-6 Proven and Probable Reserves by Level (Northeast Ocampo Underground Reserve)

Table 1-7 Summary of Proven and Probable Reserves

In the open pit, the reserve consists of a continuous high grade core, bordered by a halo of low grade material. Overall waste:ore ratio is 4.99:1. The cutoff between low grade ore and waste is gradational, and all material placed on the heap will be economic.

In the underground mine, the reserve is being developed by driving a downward ramp from surface. As each 60-meter level is reached, level drifts are driven to and then along the veins. The initial underground mine will produce from four intersecting, similar veins. At the time this report is being prepared, the ramp has already been developed to three vertical levels (210 meters vertical depth) and the upper two levels have extensive development. Development drives exist along Aventurero, San Juan, Las Animas, and San Jose.

Ore will be hauled from the stope areas to a production shaft, and will then be hoisted to the surface. Waste will be hauled to surface using trucks, or hoisted up the production shaft. The shaft collar is located adjacent to the processing plant.

The underground mine will utilize shrinkage stoping for most ore development. Veins average approximately 2.5 meters wide. Based on the visual appearance of old stopes in the district plus evaluation of drill core, the stopes will be fairly uniform in width, and will stand open over wide spans for many years. The mine is developed on 60 meter vertical intervals (approximately 70 meters stope height, since the veins are not vertical) using footwall drifts in waste and horizontal draw-points (short drifts to the vein from the footwall drift) on ten meter intervals. Within the stope, mining will be done using jacklegs. All ore removal, hauling and transport will utilize endloaders and trucks.

The conceptual mining method has been refined by practice, since the underground mine has been in development for two years prior to writing this study. Several stopes are partially developed, with the footwall drift, the drawpoints, and the sill drifts (lower drifts along the vein) already in place.

Both underground and surface ores are readily amenable to processing by conventional precious metal cyanide leaching. Underground ore will be processed in a conventional agitated leach plant with precipitation of gold/silver using zinc dust (Merrill Crowe process). Open pit ore will be crushed and heap leached. Heap leaching will yield substantially lower recovery than milling, but since the heap leach ore is much lower grade, the overall cost per ounce will be about the same in both processing scenarios.

Key financial indicators of the Ocampo project are presented in table 1-5.

Table 1-8. Key Financial Indicators for the Ocampo Mining and Processing Operations

(1) Cash cost does not include capitalized annual underground development costs, but these are included as costs when calculating the Net Annual Cash Flow. (2) Years 1 to 5; in year 6 the underground mine is at end of mine life and does not operate the full year. (3) Average over the 7 year mine life.

For calculating economic performance, the plant is constructed in year zero, and year one is considered to be a full production year. This should be achievable because some ore will be produced from the open pit and stacked on the heap leach before the end of year zero, and the underground mine should be fully developed and ready for production before the end of year zero. The economic analysis is detailed in Section 19.0.

The robust economic projections demonstrate that Gammon Lake's 100% owned Ocampo Project has the potential to become a very successful gold and silver mine.

3.1.3 Summary of the Mintec Report

The following summary is taken from the Mintec Report.

The revised mineral resources for the December 2005 technical submission under NI 43-101 follows:

The updated resource calculation, as illustrated in the tables below, contains 2.876-million gold ounces and 133.368-million silver ounces in the measured and indicated categories and a further 2.950-million gold ounces and 161.885-million silver ounces in the inferred category. On a gold-equivalent basis, the updated resource at the Ocampo Project contains approximately 5.097-million ounces in the measured and indicated categories and 5.687-million ounces in the inferred category.

Table 1.1 - Ocampo District Mineral Resource Summary

Total Ocampo Mineral Resources
			Gold		Gold		Gold Equivalent
Project Area	Gold (gpt)	Silver (gpt)	Equivalent	Tonnes	Ounces	Silver Ounces	Ounces
			(gpt)

Northeast Area Measures	5.47	242	9.50	1,529,000	269,000	11,911,000	468,000
Open Pit Area Measured	0.79	36	1.39	38,330,000	974,000	44,369,000	1,713,000
Total Measured	0.97	44	1.70	39,859,000	1,243,000	56,280,000	2,181,000

Northeast Area Indicated	4.10	197	7.40	3,389,000	447,000	21,438,000	802,000
Open Pit Area Indicated	0.91	43	1.62	40,532,000	1,186,000	55,650,000	2,114,000
Total Indicated	1.16	55	2.10	43,921,000	1,633,000	77,088,000	2,916,000

Total Measured and Indicated	1.07	50	1.90	83,780,000	2,876,000	133,368,000	5,097,000

Northeast Area Inferred	4.26	234	7.90	13,556,000	1,870,000	99,820,000	3,573,000
Open Pit Area Inferred	2.13	122	3.81	15,769,908	1,080,000	62,065,000	2,114,000
Total Inferred	3.13	172	6.00	29,325,908	2,950,000	161,885,000	5,687,000

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and 0.2 g/t for open-pit area. Gold-equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50. Note also that the numbers in the table may not tally perfectly due to rounding.

The proven and probable reserves of the open pit area are shown in the table below.

Table 1.2 - PGR Open Pit Area Reserves

	Proven and Probable Reserves at the Open Pit Area
					Gold	Silver
				Tonnes
	Gold (gpt)	Silver (gpt)	eAu (gpt)		Ounces	Ounces	eAu Ounces

Proven Reserves
Low-Grade Open Pit	0.24	8	0.4	19,370,000	149,000	5,232,000	236,000
High-Grade Open Pit	1.73	83	3.1	13,775,000	766,000	36,673,000	1,379,000

Probable Reserves
Low-Grade Open Pit	0.22	8	0.4	10,199,000	72,000	2,755,000	118,000
High-Grade Open Pit	1.73	80	3.1	14,385,000	800,000	37,003,000	1,417,000

Total Proven and Probable	0.96	44	1.7	57,729,000	1,788,000	81,753,000	3,151,000

Waste Material is 182,477,000 tonnes at a Strip Ratio of 3.16 : 1

The potential incremental measured and indicated resources below the above reserves are shown in the table below.

Table 1.3 - PGR Open Pit Area Incremental Resources

Remaining Measured and Indicated Resource
	Gold	Silver	eAu		Gold	Silver	eAu
				Tonnes
	(gpt)	(gpt)	(gpt)		Ounces	Ounces	Ounces

Measured	0.35	19	0.7	1,667,000	19,000	1,038,000	36,000
Indicated	0.62	40	1.3	4,389,000	87,000	5,642,000	181,000
Total Meas	0.55	34	1.1	6,056,000	106,000	6,680,000	217,000

The proven and probable reserves for the northeast and open pit areas are shown in the tables below.

Table 1.4 - Northeast Area Proven and Probable Reserves

Northeast Project Proven & Probable Reserves
			Gold				Gold
	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Proven Reserves
Northeast Underground	4.70	220	8.4	1,569,000	237,000	11,052,000	421,000
Probable Reserves
Northeast Underground	4.38	219	8.0	2,385,000	336,000	16,778,000	616,000

Total Northeast Underground	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000

Table 1.5 - Ocampo Proven and Probable Reserves

Ocampo Proven & Probable Reserves
			Gold				Gold
Project Area	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Northeast Area	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000
Open Pit Area High Grade	1.73	81	3.1	28,160,000	1,566,000	73,633,000	2,793,000
Open Pit Area Low Grade	0.23	8	0.4	29,569,000	221,000	7,987,000	354,000

Total Ocampo	1.19	55	2.1	61,683,000	2,360,000	109,450,000	4,184,000

3.2 Project Description and Location

All concessions relating to the Ocampo Project are exploitation concessions. The table below provides specific information about each of those concessions.

Concession	Title #	Hectares	Expiry	Mineral Agreements
1 El Peñol	214321	7.7817	5-Sep-2051
2 El Rayo	160307	12.0000	22-Jul-2024
3 Santo Niño	189284	19.3351	4-Dec-2040
4 La Resureccion	185243	37.5783	13-Dec-2039
5 La Escalera	218971	19.0191	27-Jan-2053
6 Maria	195211	8.5164	24-Aug-2042
7 La Gloria	168685	108.0000	1-Jul-2031
8 San Amado	147733	46.2774	17-May-2017	Subject to the Minera Fuerte Agreement
9 El Mastuerzo	150528	9.0000	27-Oct-2018	Subject to the Minera Fuerte Agreement
10 Nuevo Jesus Maria y Jose	151997	13.6916	11-Nov-2019	Subject to the Minera Fuerte Agreement
11 Cubrio	153207	7.0274	29-Jul-2020	Subject to the Minera Fuerte Agreement
12 San Martin	155698	17.3725	27-Oct-2021	Subject to the Minera Fuerte Agreement
13 El Rayo	155697	20.7301	27-Oct-2021	Subject to the Minera Fuerte Agreement
14 Balvanera	192789	6.4538	18-Dec-2041	Subject to the Minera Fuerte Agreement
15 Mirasol	161866	10.0000	21-Jul-2025
16 La Fe	212201	39.0000	21-Sep-2050
17 La Estrella	147793	9.0000	27-Jun-2017
18 Santa Ana	165663	14.2640	27-Nov-2029
19 El Porvenir	212992	14.7819	21-Apr-2055
20 Alejandra	213422	469.8785	21-Apr-2055
21 Alejandra Uno	213423	505.6717	21-Apr-2055
22 Alma Fracc. II	214374	0.9249	21-Apr-2055
22 Alma Fracc. III	214375	3.9967	21-Apr-2055
23 El Hueco	189226	2.2141	4-Dec-2015
24 Santa Juiliana	170141	10.1014	16-Mar-2023	Subject to the Soyopa Agreement
25 Rosario de Oro	170142	8.0000	16-Mar-2023	Subject to the Soyopa Agreement
26 Belen	170143	16.0000	16-Mar-2023	Subject to the Soyopa Agreement
27 Lluvia de Oro	170144	100.0000	16-Mar-2023	Subject to the Soyopa Agreement
28 San Ramon	170145	16.0000	16-Mar-2023	Subject to the Soyopa Agreement
29 Estanislao	170146	5.6672	16-Mar-2023	Subject to the Soyopa Agreement
30 Candelaria	170147	3.9913	16-Mar-2023	Subject to the Soyopa Agreement

31 Altagracia	170148	12.0000	16-Mar-2023	Subject to the Soyopa Agreement
32 San Jose del Picacho	170149	4.5879	16-Mar-2023	Subject to the Soyopa Agreement
33 Matulera	170150	9.4727	16-Mar-2023	Subject to the Soyopa Agreement
34 San Jose y San Juan	170151	24.7419	16-Mar-2023	Subject to the Soyopa Agreement
35 Belgrado	170152	7.2818	16-Mar-2023	Subject to the Soyopa Agreement
36 Ampliacion de Altagracia	170153	10.0000	16-Mar-2023	Subject to the Soyopa Agreement
37 Krystal	204194	1657.9274	17-Dec-2046	Subject to the Soyopa Agreement
38 San Juan	191736	53.9147	18-Dec-2041	Subject to the Soyopa Agreement
39 La Olvidada	192048	105.0000	18-Dec-2041	Subject to the Soyopa Agreement
40 Buenos Aires	212551	19.6711	30-Oct-2050	Subject to the Soyopa Agreement
41 Diez de Mayo	213571	23.7893	21-Apr-2055
42 El Faro	217082	4.4570	21-Apr-2055
42 Alejandra II	213424	29.4358	21-Apr-2055
43 Arco Iris	EXP 16/33724	6,000.0000
44 Septentrion	EXP 16/33230	684.3912
44 Septentrion I	EXP 16/33321	43.7229
	Total:	10252.6688

3.3 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Please refer to Section 5.0 of the Mintec Report, which Section is incorporated herein by reference.

3.4 History

Please refer to Section 6.0 of the Mintec Report, which Section is incorporated herein by reference.

3.5 Geologic Setting, Deposit Types and Mineralization

Please refer to Sections 7.0, 8.0 and 9.0 of the Mintec Report, which Sections are incorporated herein by reference.

3.6 Exploration and Drilling

Please refer to Sections 10.0 and 11.0 of the Mintec Report, which Sections are incorporated herein by reference.

3.7 Sampling and Analysis, Data Verification

Please refer to Sections 12.0, 13.0 and 14.0 of the Mintec Report, which Sections are incorporated herein by reference.

3.8 Mineral Resource and Mineral Reserve Estimates

Please refer to Subsections 17.1, 17.7 and 17.8 of the Mintec Report, which Subsections are incorporated herein by reference.

3.9 Development and Mining Operations

The Ocampo Project consists of (i) an underground mine which uses standard underground mining equipment and is designed to produce 1,500 tonnes of ore per day and (ii) an open pit mine with a 13,000 tonne per day heap leach.

The Open Pit Mine

An open pit mine will occupy a portion of the Ocampo Project for the purpose of exploiting six planned pits. Open Pit Mining will be conducted using standard equipment. Haul truck capacity will be 100 tonnes with the rest of the equipment being sized accordingly. Mining will use multiple benching (6-meter or 9-meter bench heights) at least for the drilling and blasting of waste. Selectivity may dictate excavation in 3-meter lifts (split benching) in the ore areas. The sequence of activities will be as follows: (i) clear and grub existing surface; (ii) drill and blast; (iii) load the haul trucks using a front end loader working in combination with a bulldozer; (iv) haul waste to waste dump, haul ore to primary crusher; and (v) dump ore directly into the primary crusher, or into the stockpile if the crusher is undergoing maintenance.

The Corporation has been developing 13-kilometres of pit roads since June 2005 and has started stockpiled low-grade and high-grade ore. As at late January 2006, approximately 40,000 tonnes of ore have been stacked on the heap leach pad, and was under leach. The primary crusher, capable of crushing up to 20,000 tonnes per day (7.0-million tonnes per year) is operating and presently feeding a 6,000 tonne per day (2.1-million tonne per year) high-grade secondary/tertiary crushing facility that was commissioned in early January 2006.

Initial production is derived from the Conico deposit, one of the six planned pits in the open pit area of the Ocampo Project. The Corporation has been placing ore on the heap leach pad since early-January 2006, building up to design capacity of 6,000 tonnes per day through the high-grade circuit. The low-grade circuit was completed in 2006 and will process an additional 7,000 tonnes of ore per day to the heap leach pads.

In the first year of production the Ocampo open pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver).

The Underground Mine

Parameters used in the mine design were as follows: (i) 96% gold recovery; (ii) 93% silver recovery; (iii) 3 grams/tonne eAu block resource grade cut off for stope design; (iv) trackless mining equipment; (v) Decline-Rmp personnel and equipment access; (vi) shaft hoisting of ore; (vii) mining method, shrinkage stoping; (viii) preferred stope length of 60 linear meters; and (ix) a two meter pillar left between stopes. The 3 grams/tonne was based upon a preliminary underground mining and processing estimate of $27/tonne with additional allowances for dilution of the in-situ resource grade.

The Northeast underground project area is know to have at least 24 veins which have either a historic mine or prospect on them. Construction of the underground mine was initiated in March 2003 to will exploit ore from the Aventurero, Las Animas, San Juan and Rosario veins. The mine will be operated using standard trackless underground mining equipment, and is designed to produce 1,500 tonnes of ore per day. Ore will be hoisted to surface via a shaft. The collar of the shaft is adjacent to the milling facility thus reducing haulage costs. Waste rock from the development haulages and ramps will be used as stope backfill wherever possible to minimize haulage costs.

The project economics for the Ocampo Project (based upon the 7 year mine life based on reserves existing at the time of the KCA Report) are described in Subparagraphs 16.1.1 and 16.1.2 of the KCA Report, which Subparagraphs are incorporated herein by reference.

Mexican taxes applicable to the Ocampo Project are described in Section 16.9 of the KCA Report, which Section is incorporated herein by reference.

In addition to applicable taxes, to keep the Corporation's exploration and exploitation concessions in good standing a minimum investment or assessment work (MI) must be made each year and the work filed. The amount of the MI varies based on the size, age and type of the concession. The MI required changes each year with the Department of Mines publishing a new list at the first of the year and it varies with the consumer price index. It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

3.10 Property Agreements, Payments, Royalties and Other Encumbrances

Soypopa Agreement

The Soyopa Agreement dated March 1, 2000 and amended on August 17, 2000, April 24, 2001 and November 24, 2001 (as amended, the "Soyopa Agreement") outlines the terms for the Corporation to purchase certain concessions (ie numbered 170141-170153, 191736, 192048, 204194 and 212551) from Minerales de Soyopa, S.A. de C.V.

To date all of the terms of the Soyopa Agreement has been met and the only the following terms are outstanding.

The Corporation is required to make an additional payment of U.S. $7,000,000. This payment can be made in two separate installment with U.S. $3,5000,000 to be paid on or before November 23, 2006 and the remaining U.S. $3,500,000 to be paid on or before November 23, 2007 except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. The obligation to complete the payment of U.S. $7,000,000 is secured by a charge registered on the mining concessions. In a related arm's length agreement with Compania Minera Global S.A. de C.V. ("Minera Global") dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Amending Agreements, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project.

Minera Fuerte Agreement

In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (the "Minera Fuerte Agreement") covering 17 concessions. This agreement was amended December 2, 1999 and March 5, 2001, and includes a related agreement with Compania Minera Brenda, S.A. de C.V. dated February 21, 2003 (collectively, the "Minera Fuerte Amending Agreements"). Ten of the concessions were bought outright and 7 concessions are subject to the terms of the February 21, 2003 Minera Fuerte Amending Agreements which provides for a purchase (the "Minera Fuerte Buy-Out Agreement"). With the Minera FuerteBuy-Out Agreement, Gammon Mexico acquired a 100% interest in the Minera Fuerte Agreement in consideration for the grant of an 8% net profits royalty up to the maximum of U.S. $2,000,000. An additional U.S. $250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto. In the event that the Corporation were to sell the property, the full U.S. $2,000,000 becomes dues and payable at that time.

The concessions subject to this agreement are numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789.

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Mexico and Minerales de Soyopa, S.A. de C.V. ("Soyopa") entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa. This agreement covers approximately 2000 hectares. The agreement is for 30 years for the initial and only payment of U.S. $20,000. The agreement has been registered with the National Agrarian Registry.

It should be noted that some small concessions, held by others, exist within the Corporation's concession blocks. These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Project.

3.11 Investment in Mexgold Resources Inc.

In December 2002, the Corporation made a strategic investment by acquiring 5.0 million shares of Mexgold Resources Inc. ("Mexgold") for a purchase price of $500,000 ($0.10 per share). Mexgold is a junior gold and silver mining company engaged in acquiring, exploring and developing precious metals projects in Mexico. Subsequent to making this investment, Mexgold completed a reverse take-over transaction whereupon its common shares were listed for trading on the TSX Venture Exchange under the trading symbol, "MGR". Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

Mexgold holds a 100% ownership of five mining concessions encompassing the Guadalupe y Calvo gold/silver property. The Guadalupe y Calvo gold/silver project is located in the Sierra Madres in the state of Chihuahua, Mexico, approximately 300 kilometers southwest of the city of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral.

On February 26, 2004, the Corporation invested a further $11.8 million into Mexgold Resources Inc. to maintain its 25% interest in Mexgold. This investment was part of a Mexgold private placement financing consisting of the sale of 22.5 million subscription receipts (the "Subscription Receipts") at a price of $2.00 per Subscription Receipt for gross proceeds of $45,000,000. Each Subscription Receipt represented the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.50 per share until February 26, 2006. The Corporation acquired 5.9 million Subscription Receipts out of the total financing for a total purchase price of $11.8 million on the same basis as all the other investors in the financing.

On March 5, 2004, Mexgold acquired the El Cubo Gold-Silver Mine in Guanajuato State, Mexico. The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato in Guanajuato State. Pursuant to the terms of the Subscription Receipts, the Subscription Receipts were deemed to have been exercised as at 5:00 p.m. (Toronto time) on March 15, 2004, and the common shares and warrants of Mexgold underlying the Subscription Receipts were issued to the holders of the Subscription Receipts.

On October 12, 2004, Mexgold entered into a lease agreement with a subsidiary of Industrias Peñoles, S.A. de C.V., for the Las Torres Mine, immediately adjacent to the El Cubo Mine. The Las Torres Mine comprises a group of four working mines, consisting of the Cedros, Peregrina, Apolo and Sirena mines. Each of these mines has been maintained on a care and maintenance basis, and no special measures are required to resume operations. Pursuant to the Las Torres lease, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years, with the right to renew for a further five year period. Annual lease payments total US $480,000 in the first year, and US $720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US $350 per ounce gold and US $5.50 per ounce silver. The Peñoles agreement also includes use of the Las Torres mill complex, a modern, fully functional 2,200 tpd hoisting, grinding and flotation processing facility, with an estimated replacement cost of US $17-million.

In February 2005, Mexgold reported significant results from exploration work at the company's El Cubo Gold-Silver Mine in Guanajuato, Mexico. Channel sampling in a new area of exploration in the mine has resulted in the discovery of a new gold-silver zone. Sampling conducted along a length of 38 meters returned average grades of 70.9 grams per tonne gold and 505 grams per tonne silver, over average widths of 4.3 meters. This translates to an average gold equivalent grade of 78.7 grams per tonne. Furthermore, these grades occurred within a 76 meter length with average grades of 45.1 grams per tonne gold and 311 grams per tonne silver, for a gold equivalent grade of 49.9 grams per tonne, over average widths of 4.0 meters. Gold equivalent grades are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US$400 and a silver price of US $6.15.

In August 2005, Mexgold reported the results from 54 new exploration drill holes completed at the El Cubo - Las Torres Mine complex and the Guadalupe y Calvo Project. A total of 46 new holes were drilled at the El Cubo - Las Torres Mine complex producing 41 intercepts above an underground cut off grade of 3 grams per tonne gold equivalent, and a 0.25 gram per tonne gold equivalent cut off grade for potential bulk tonnage targets. Significant results include hole C-287, drilled on the Anabel structure, intersecting 99.43 grams per tonne gold and 942 grams per tonne silver, for a gold equivalent grade of 113.9 grams per tonne, over 1.8 meters. This was included in a larger interval of 10 meters grading 15.84 grams per tonne gold and 280 grams per tonne silver. Hole C-302, drilled on the Marmajas structure, encountered mineralization from surface to a depth of 3.3 meters grading 59.20 grams per tonne gold and 1,345 grams per tonne silver, for a gold equivalent grade of 79.9 grams per tonne.

February 26, 2006 as part of the exercise of the Mexgold warrants by all of the Mexgold warrant holders, Gammon Lake exercised the 2,950,000 Mexgold warrants it held for total proceeds of $7,375,000. The exercise of these warrants has allowed Gammon Lake to maintain its pro rata share ownership of Mexgold. The Company's new position of 13,850,000 shares of Mexgold carries a market value of approximately $99.9-million, versus Gammon Lake's total investment cost of $19,675,000. In order to preserve Gammon Lake's corporate budget for production start-up at the Ocampo Mine and fund the Mexgold warrant exercise, Gammon Lake's U.S. $60 million credit facility with the Bank of Nova Scotia was increased to U.S. $67.5 million, on the same terms as earlier announced (See Gammon Lake's press release #12-2005, dated October 20, 2005). Gammon Lake now owns a total of 13,850,000 common shares of Mexgold representing 23.1% of Mexgold's issued and outstanding shares on a non-diluted basis.

Mexgold and the Corporation have certain common directors and officers. Mr. Jim McGlasson, P.Geo., Chief Geologist of the Corporation, is the qualified person responsible for all technical data reported herein regarding Mexgold Resources Inc.

3.12 Risk Factors

An investment in the securities of the Corporation is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

3.12.1 No History of Profitability

The Corporation is a development stage company with no history of profitability. There can be no assurance that the operations of the Corporation will be profitable in the future. The Corporation has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Corporation may become unable to acquire and retain its mineral concessions and carry out its business plan.

3.12.2 Exploration and Development Stage Corporation

The Corporation is engaged in the business of exploration and development of the Ocampo Project in the hope of locating economic deposits of minerals. The property interests of the Corporation are in the exploration and development stage only. Although a commercial body of ore has been identified on the Ocampo Project, there is no assurance that it can be mined profitably. Accordingly, it is not assured that the Corporation will realize any profits in the short to medium term. Any profitability in the future from the business of the Corporation will be dependent upon developing and commercially mining an economic deposit of minerals, which itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Corporation's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

3.12.3 Foreign Operations

All of the Corporation's property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction's laws and regulations. The Corporation believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

3.12.4 Government Regulations

The Corporation's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Corporation to carry out its mining activities, the Corporation's exploitation licences must be kept current. There is no guarantee that the Corporation's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

3.12.5 Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Corporation such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Corporation's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Corporation not receiving an adequate return on invested capital.

3.12.6 Mining Risks and Insurance

The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

3.12.7 Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

3.12.8 Capital Investment

The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of the Corporation's financial commitments under the Corporation's option and joint venture agreements is provided in the following table. Also refer to "Item 3: Description of Business".

Agreement	Consideration	Terms

Minera Fuerte Joint Venture Agreement	8% Net Profit Interest	U.S. $2,000,000 less any net profit royalty
	up to a maximum of	payments made is due and payable upon sale of the
	U.S. $2,000,000	property

Upon establishment of a mining reserve of 2.0
	U.S. $250,000	million ounces of gold and gold-equivalent ounces

Soyopa Joint Venture Agreement	U.S. $3,500,000	On or before November 23, 2006.

	U.S. $3,500,000	On or before November 23, 2007.

	U.S. $1,000,000	Upon sale of Ocampo Project to a third party.

3.12.9 Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors of Mexgold Resources Inc. and other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. The Corporation's investment in Mexgold Resources Inc. is described in, "Item 3: Description of the Business - 3.11 Investment in Mexgold Resources Inc.". Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

3.12.10 Dependence on Key Personnel

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Fred George and Bradley H. Langille to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

3.12.11 Lack of Active Market

There can be no assurance that an active market for the common shares of the Corporation will continue and any increased demand to buy or sell the common shares of the Corporation can create volatility in price and volume.

3.12.12 Currency

The Corporation carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar. Such fluctuations may materially affect the Corporation's financial position and results.

3.12.13 Dividends

To date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. See "Item 4: Dividends".

3.12.14 Competition

The international mining industry is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Corporation's ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation will also be required to compete in the future directly with other companies that may have greater resources.

3.12.15 Possible PFIC Status

Shareholders who are U.S. taxpayers should be aware that the Corporation may be a passive foreign investment company ("PFIC") for the current fiscal year; and may have been a PFIC in prior years or may become a PFIC in the future. If the Corporation is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer, generally, will be required to treat any so called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of the Corporation. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that the Corporation will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

ITEM 4: DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation's board of directors will review this policy from time to time having regard to the Corporation's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1 General

The Corporation's authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 79,130,724 common shares are issued and outstanding as at the date of this annual information form. There are no Class A or Class B preferred shares currently outstanding.

5.2 Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

5.3 Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, non-voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

ITEM 6: MARKET FOR SECURITIES

6.1 Trading Price and Volume

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the "TSX") since February 18, 2000, under the trading symbol "GAM". The Common Shares of the Corporation have been listed and posted for trading on the American Stock Exchange since September 4, 2003, under the trading symbol "GRS". The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
March 1 - 28, 2006	21.24	17.60	8,564,430
February, 2006	20.04	15.63	12,227,872
January, 2006	16.70	13.31	10,124,136
December, 2005	14.25	10.20	11,747,681
November, 2005	10.49	8.91	3,343,755
October, 2005	9.69	8.40	3,727,307
September 2005	9.86	8.90	2,770,137
August 2005	9.30	8.31	2,473,916
July 2005	8.49	7.90	1,926,977
June 2005	8.89	7.50	6,125,367
May 2005	7.93	6.79	2,230,605
April 2005	8.95	7.05	6,409,288
March 2005	7.72	6.60	3,973,972
February 2005	7.10	5.76	5,592,536
January 2005	6.57	5.87	1,726,166

6.2 Prior Sales

There have been no prior sales of securities of the Corporation during the five months ended December 31, 2005 and to the date of this Annual Information Form.

ITEM 7: ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow.

ITEM 8: DIRECTORS AND OFFICERS

The management of the Corporation consists of four (4) executive officers and eight (8) directors. The table presented below provides the names of and related information concerning each executive officer and director. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Corporation	Director/Officer Since	Common Shares	Stock Options
and/or Principal Occupation
Fred George	Director and Officer of the	1,134,400 (5)	3,417,200
Bedford, Nova Scotia	Corporation and its
Chairman and President	predecessor companies since
	1996
Bradley H. Langille (4)	Director and Officer of the	1,361,800 (6)	2,718,800
Halifax, Nova Scotia	Corporation and its
Chief Executive Officer	predecessor companies since
	1996
Colin P. Sutherland, C.A., C.F.P.	Director and Officer since	2,000	125,000
Hammonds Plains, Nova Scotia	2004
Chief Financial Officer
John C. Thornton	Officer since 2005	76,900	100,000
Tucson, Arizona
Chief Operating Officer
Gregory K. Liller	Officer since 2004	4,500	270,000
Tucson, Arizona
Vice-President, Exploration
Alejandro Caraveo(4)	Director since 2002	nil	nil
Chihuahua City, Mexico
President, Compania Tecnica Minera,
S.A. de C.V.
Dale M. Hendrick (1)(2)(4)	Director since 2000	nil	5,000
Toronto, Ontario
President, Dale M. Hendrick &
Associates Inc.
Kent L. Noseworthy (1)(2)(3)	Director since 2005	nil	10,000
Halifax, Nova Scotia
Barrister & Solicitor
Frank Conte (1)(2)(3)	Director since 2005	nil	10,000
Eastern Passage, Nova Scotia
Retired Executive
Canek Rangel (1)(3)	Director since 2005	nil	5,000(7)
Mexico City, Mexico
Mining Engineer

Notes:

(1) Member of the Audit Committee. See "Item 15: Audit Committee Information".

(2) Member of the Nominating and Corporate Governance Committee.

(3) Member of the Compensation Committee.

(4) Member of the Occupational Health and Safety Committee

(5) Represents approximately 1% of the outstanding Common Shares of the Corporation

(6) Represents approximately 2% of the outstanding Common Shares of the Corporation

(7) A portion of the above-noted options held by Directors and Senior Officers are subject to shareholder approval: Canek Rangel.

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this annual information circular, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,579,600 Common Shares (9,246,600 Common Shares if all options held by them are exercised), representing 3.3% of the currently outstanding Common Shares (11.7% of the Common Shares on a fully diluted basis)

ITEM 9: LEGAL PROCEEDINGS

There are no legal proceedings involving the Corporation or its property as at the date of this annual information form and, to the best knowledge of management, no such proceedings are contemplated.

ITEM 10: INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

During the five months ended December 31, 2005, the Corporation paid a total of $5,002,885(twelve months ended - $4,670,871) to companies controlled by directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees, as follows:

	Five months ended	Twelve months ended
	December 31, 2005	July 31, 2005
	($)	($)
Management Fees	171,237	278,440
Mineral Property Exploration Expenditures	4,831,618	4,392,431
Professional Fees	-	-
Total	5,002,885	4,670,871

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

Commencing in the 2004 period, the Corporation has retained mineral exploration and mining contracting services through a company owned by a related party of a director of the Corporation. As at December 31, 2005 these non-arm's length mineral exploration expenditures totalled $4,831,618 (July 31, 2005 - $4,392,431), as noted above. These expenditures are recorded at fair value calculated at cost plus 10%. The Corporation believes that this arrangement gives the Corporation better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

As at December 31, 2005, the Corporation had bonuses payable to Officers in the amount of $373,876 (July 31, 2005 - $225,000); Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation's common shares by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

In general, see "Item 3: Description of the Business - 3.12 Risk Factors - 3.12.9. Conflicts of Interest".

ITEM 11: TRANSFER AGENT AND REGISTRAR

The Corporation's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the Corporation's Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

ITEM 12: MATERIAL CONTRACTS

Except as disclosed in this annual information form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the five months ended December 31, 2005, and to the date of this annual information form.

ITEM 13: INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the five months ended December 31, 2005, and to the date of this Annual Information Form: (i) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation, in connection with the audit of the company's annual financial statements for the year ended December 31, 2005 the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia; (ii) Kappes, Cassiday & Associates, Consulting Geologists, prepared a report dated November 29, 2004, entitled "Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach - Bankable Feasibility Study" (the "KCA Report"); and (iii) Mintec, Inc. Consulting Geologists, prepared a report dated January 2006, entitled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources and Reserves Technical Report - January 2006".

None of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation and its associates and affiliates.

ITEM 14: AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation's Board of Directors is principally responsible for:

a) recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b) overseeing the work of the external auditor;

c) reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d) reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2005, the Audit Committee met four (4) times.

The purposes of the Audit Committee are to assist the Board of Directors' oversight of:

  the integrity of Gammon's financial statements;
  Gammon's compliance with legal and regulatory requirements;
  the risk management policies of management;
  the qualifications and independence of Gammon's independent auditors; and
  the performance of the independent auditors and Gammon's internal audit function.

In accordance with National Instrument 52-110, Audit Committees ("MI 52-110"), disclosure of audit fees and other matters related to the composition and operation of the Corporation's Audit Committee is found in this Information Circular and the 2005 Annual Information Form of the Corporation filed on www.sedar.com.

The Audit Committee's Charter

The Corporation's Board of Directors has adopted a Charter for the Audit Committee, which sets out the Committee's mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule "A" to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Dale Hendrick (Chair), Frank Conte, Kent L. Noseworthy, Canek Rangel. All of the members of the Board of Directors are independent and financially literate, as required by SEC Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent (1)	Financially Literate (2)
Dale Hendrick (Chair)	Yes	Yes
Kent L. Noseworthy	Yes	Yes
Frank Conte	Yes	Yes
Canek Rangel	Yes	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment. In addition in order to be considered independent a member of the Board of Directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation's financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Dale M. Hendrick is a professional engineer with over 40 years of mining experience. In addition, Mr. Hendrick has served as a senior officer of a public company.

  Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

  Frank Conte has retired as a senior manage of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

  Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on the exemption in Section 2.4 (De Minimus Non-Audit Services) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in "Specific Duties - Oversight of the Independent Auditor" of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the five months ended December 31, 2005; and twelve months ended July 31, 2005:

Financial Year	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
Ending
December 31, 2005	$76,480	$nil	$26,489	$18,000
July 31, 2005	$189,200	$nil	$8,000	$Nil

Notes:

(1) The aggregate fees billed for audit services.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3) The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4) For the year ended December 31, 2005, these services included the documentation of the Company's internal control procedures. For the year ended July 31, 2005, no such services were provided.

ITEM 15: ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com.

Upon request to the Corporation, the Corporation will provide to any person or company

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus to the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's financial statements and management's discussion and analysis contained in the Corporation's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this annual information form please contact:

Gammon Lake Resources Inc.
Suite 306, Cambridge 2
202 Brownlow Avenue
Dartmouth, Nova Scotia
B3B 1T5
Tel: 902-468-0614
Fax: 902-468-0631
Email: info@gammonlake.com

SCHEDULE "A"

GAMMON LAKE RESOURCES INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the "Committee") shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company's risk management and compliance practices; iii) the independent auditor's performance, qualifications and independence; iv) the performance of the Company's internal audit function; v) the Company's compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment.

The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, the annual meeting of the Company a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between members and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a) a quorum for meetings shall be at least three members;

b) the Committee shall meet at least quarterly;

c) notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

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d) a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

SPECIFIC DUTIES:

Oversight of the Independent Auditor

  Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.
  Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor. The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.
  Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.
  Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.
  Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.
  Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

2

  Review as necessary policies for the Company's hiring of employees or former employees of the independent auditor.

Financial Reporting

  Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.
  Review and discuss with management and the independent auditor the Company's annual and quarterly disclosures made in management's discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.
  Review and discuss with management and the independent auditor managements' report on its assessment of internal controls over financial reporting and the independent auditors' attestation report on managements' assessment.
  Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the publication of earnings, including the results of the independent auditor's review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.
  Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.
  Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
  Discuss with the independent auditor at least annually any "management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Company.
  Review and discuss with management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

3

  Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

  Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

  Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

  Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

  Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls.

  Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

  Review and approve periodically management's risk philosophy and risk management policies.
  Review with management at least annually reports demonstrating compliance with risk management policies.
  Review with management the quality and competence of management appointed to administer risk management policies.
  Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company's risk management practices together with management's responses.

4

  Discuss with management at least annually the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

Oversight of Regulatory Compliance

  Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
  Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.
  Meet with the Company's regulators, according to applicable law.
  Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Committee Members:

Dale Hendrick (Chair)
Frank Conte
Kent Noseworthy
Canek Rangel

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